Exhibit 99.1

Waxman Industries, Inc. Reports
Fiscal 2003 Third Quarter and Nine Month Results

Bedford Heights, Ohio — May 5, 2003 — Waxman Industries, Inc. (OTCBB-WAXM), a leading supplier of specialty plumbing, floor and surface protection and other hardware products to the repair and remodeling market, reported its revenue and earnings for the fiscal 2003 third quarter and nine months ended March 31, 2003.

Operating Results

Net sales for the Company's wholly-owned operations for the three months ended March 31, 2003 amounted to $15.2 million, as compared to $15.6 million in the comparable prior year period. The reduction in net sales is primarily due to a large decrease in sales to Kmart, which was largely offset by growth in the Company's industrial sales effort and increases in overall sales to other retailers in the fiscal 2003 third quarter. The Company expects to offset the reduced level of sales to Kmart with sales increases with several retail and industrial customers as the economy improves.

The Company reported an operating loss of $247,000 for the fiscal 2003 third quarter, as compared to operating income of $166,000 in the comparable prior year period. The decrease is primarily due to the reduction in net sales and higher costs associated with the expansion effort of the industrial sales segment of the business. Results for the prior year quarter were affected by $0.2 million in charges associated with the Company's early termination of its working capital facility with its prior lender in order to secure a more flexible working capital and term loan facility. The Company's net interest expense for the fiscal 2003 third quarter amounted to $128,000, as compared to $142,000 in the fiscal 2002 third quarter. Average borrowings were lower due to improvements in cash flow and the Company's focus on generating working capital.

For the quarter ended March 31, 2003, the Company reported a net tax benefit of $476,000, which includes a $550,000 tax benefit from the favorable resolution of a state tax assessment. In the prior year third quarter, the Company benefited from a change in the tax law that allowed it to recover approximately $0.8 million in alternative minimum taxes paid in a prior year. Net income for the fiscal 2003 third quarter ended March 31, 2003 amounted to $101,000, or $0.08 per basic and fully diluted share. Net income from the prior year third quarter was favorably affected by the tax benefit discussed above and amounted to $673,000, or $0.55 per basic and diluted share.

FOR INFORMATION, CONTACT:

At Waxman: (440) 439-1830
Armond Waxman, President
Mark Wester, CFO

For the fiscal 2003 nine month period ended March 31, 2003, the Company's net sales were $49.4 million as compared to $52.4 million in the same period in the prior year. Operating income for the nine months ended March 31, 2003 was $383,000, as compared to $1,718,000 in the comparable prior year period, and net income for the current year nine month period amounted to $196,000, or $0.16 per share, as compared to $1,641,000, or $1.35 per share, in the same prior year period. As discussed earlier, net income for the both nine month periods were favorably affected by a tax benefits from the settlement of a state tax matter and the change in tax law.

Commenting on the fiscal 2003 third quarter, Armond Waxman, President and Co-Chief Executive Officer said; "Although the lackluster economy has affected our business since late in calendar 2002, we believe that business opportunities with existing and new retail and industrial customers will ultimately translate into sales growth and earnings improvements." At March 31, 2003, the Company had short-term borrowings and current debt of $6.8 million, as compared to $7.8 million at June 30, 2002.

Waxman Industries, Inc. is a leading supplier of specialty plumbing, floor and surface protection and other hardware products to the repair and remodeling market. Through its wholly-owned subsidiaries, Waxman Consumer Products Group and WAMI Sales, the Company distributes products to a wide variety of national and regional retailers and wholesalers in the United States. Through its Asian operations, TWI and CWI, the Company manufactures, sources, assembles and packages plumbing and other products for sale to Waxman's U.S. based operations. Through its TWI Industrial operation, the Company also distributes plumbing and hardware products worldwide to manufacturers, O.E.M. customers, wholesalers, retailers and other industrial customers.

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Financial tables follow

WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended March 31, 2003 and 2002
(Unaudited)

(in thousands, except per share data)	Three Months Ended March 31,		Nine Months Ended March 31,	
	2003	2002	2003	2002
Net sales	$15,217	$15,552	$49,441	$52,401
Cost of sales	10,074	10,107	32,988	35,295
Gross profit	5,143	5,445	16,453	17,106
Selling, general and administrative expenses	5,390	5,279	16,070	15,388
Operating (loss) income	(247)	166	383	1,718
Interest expense, net	128	142	394	564
(Loss) income before income taxes	(375)	24	(11)	1,154
(Benefit) provision for income taxes	(476)	(649)	(207)	(487)
Net income	$ 101	$ 673	$ 196	$ 1,641
Other comprehensive income:				
Foreign currency translation adjustment	80	6	(108)	(55)
Comprehensive income	$ 181	$ 679	$ 88	$ 1,586
Basic and diluted income per share:				
Net income	$ 0.08	$ 0.55	$ 0.16	$ 1.35
Weighted average shares outstanding	1,218	1,218	1,218	1,214

WAXMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

March 31, 2003 and June 30, 2002

(In Thousands)

<u>ASSETS</u>

	March 31, 2003 (Unaudited)	June 30, 2002 (Audited)
Current assets:		
Cash and cash equivalents	$ 1,867	$ 1,420
Trade receivables, net	9,500	11,529
Other receivables	907	1,979
Inventories	10,627	10,497
Prepaid expenses	957	1,902
Total current assets	23,858	27,327
Property and equipment, net	8,165	8,341
Unamortized debt issuance costs, net	242	315
Receivable from officer's life insurance policies	3,405	3,265
Notes receivable from related parties	499	574
Other assets	658	474
	$36,827	$40,296

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

	March 31, 2003 (Unaudited)	June 30, 2002 (Audited)
Current liabilities:		
Short-term borrowings	$ 6,608	$ 7,596
Current portion of long-term debt	172	235
Accounts payable	4,675	6,754
Accrued liabilities	3,677	3,975
Total current liabilities	15,132	18,560
Term loan, net of current portion	811	935
Other long-term debt, net of current portion	11	15
Total stockholders' equity	20,873	20,786
	$36,827	$40,296